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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

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                             AMENDMENT NO. 1 TO
                               SCHEDULE 13E-4
                       ISSUER TENDER OFFER STATEMENT
                       (PURSUANT TO SECTION 13(e)(1)
                  OF THE SECURITIES EXCHANGE ACT OF 1934)

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                            AUDIOVOX CORPORATION
                              (NAME OF ISSUER)

                            AUDIOVOX CORPORATION
                    (NAME OF PERSON(S) FILING STATEMENT)


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                 WARRANTS TO PURCHASE CLASS A COMMON STOCK
                       (TITLE OF CLASS OF SECURITIES)

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                                  05075711
                                 050757129

                   (CUSIP NUMBER OF CLASS OF SECURITIES)

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                             C. MICHAEL STOEHR
                            AUDIOVOX CORPORATION
                              150 MARCUS BLVD.
                            HAUPPAUGE, NY 11788
                               (516) 231-7751
       (Name, Address and Telephone Number of a Person Authorized to
 Receive Notes and Communications on Behalf of the Person(s) Filing Statement)

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                                  COPIES TO:

        STUART H. GELFOND, ESQ.                            ROBERT LEVY, ESQ.
FRIED, FRANK, HARRIS, SHRIVER & JACOBSON                     LEVY & STOPOL
           ONE NEW YORK PLAZA                           ONE PENNSYLVANIA PLAZA
           NEW YORK, NY 10004                             NEW YORK, NY 10119
             (212) 859-8000                                 (212) 279-7007
                                    AUGUST 10, 1998
         (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)

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                         CALCULATION OF FILING FEE
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         TRANSACTION VALUATION(FN1)               AMOUNT OF FILING FEE(FN1)
              $2,169,537.50                                $433.91*
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1.   Estimated solely for the purpose of calculating the filing fee.
     Assumes purchase of 1,668,875 outstanding Warrants at $1.30 per Warrant.

|X| CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.


Amount Previously Paid:       $433.91
Form or Registration No.:     Schedule 13E-4
Filing Party:                 Audiovox Corporation
Date Filed:                   August 10, 1998

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
          This Amendment No. 1 amends and supplements the Issuer Tender Offer Statement on Schedule 13E-4 dated August 10, 1998 filed by Audiovox Corporation, a Delaware corporation (the "Company"), relating to the Company's offer to purchase any or all of its outstanding warrants (the "Warrants') at a price, net to the seller in cash, of $1.30 per Warrant (the "Purchase Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 10, 1998, and in the related Letter of Transmittal, which together constitute the "Offer."

ITEM 8    ADDITIONAL INFORMATION

          Item 8(e) is hereby amended by adding the following paragraph:

          Pursuant to the Offer, the Company accepted for payment 1,324,075 Warrants at a price of $1.30 per share, which is the Purchase Price. Following the purchase of the Warrants tendered, the Company will have 344,800 Warrants outstanding.

ITEM 9    MATERIAL TO BE FILED AS EXHIBITS

          Item 9 is hereby amended by adding the following exhibit:

          (a)(10) Text of press releases issued by the Company dated September 22, 1998

                                 SIGNATURE

          After due inquiry and to the best of the Company's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.



Dated:  September 22, 1998



                                      AUDIOVOX CORPORATION


                                      By: /s/ Charles M. Stoehr
                                          ---------------------------------
                                          Name:   Charles M. Stoehr
                                          Title:  Senior Vice President &
                                                    Chief Financial Officer

                               EXHIBIT INDEX



         Exhibits No.                              Description
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          (a)(10)                      Text of press release issued by the
                                       Company dated September 22, 1998